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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

Agassiz Energy, LLC
(Name of Issuer)
Membership Units
(Title of Class of Securities)
None
(CUSIP Number)
Larry Altringer
18569 390th Street East
Erskine, MN 56535
218-281-6911
and
Todd A. Taylor, Esq.
Leonard, O'Brian, Spencer, Gale & Sayre
100 South Fifth Street, Suite 2500
Minneapolis, MN 55402
612-332-1030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Larry Altringer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		384,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		240,000

WITH	10	SHARED DISPOSITIVE POWER:

		144,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	384,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
1  Includes shares held by A & E Partnership, of which the Reporting Persons shares voting and dispositive power with the other partners of A & E Partnership.

CUSIP No.	NONE	Page	3	of	4
Item I. Security and Issuer
Limited Liability Company Membership Units of Agassiz Energy, LLC, located at 510 County Road 72, Valley Technology Center, Crookston, Minnesota, 56716
Item 2. Identity and Background
Larry Altringer, 18569 390th Street East, Erskine, Minnesota, 56535, whose principal occupation is President of a welding and machine company.
A & E Partnership consists of two equal partners, one of which is the Reporting Person, in a partnership formed for the purposes of ownership and rental of real estate.
d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The $384,000 used to purchase the membership units were from the Reporting Person’s personal funds and the personal funds of the partners in A & E Partnership.
Item 4. Purpose of Transaction
The purpose of the purchase of the membership units is for investment purposes only, both for the Reporting Person and the partners in A & E Partnership. However, in his role as a member of the Issuer’s Board of Governors and as its Treasurer the Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Issuer’s management, its board of governors and other unit holders on a variety of possible subjects regarding ways to increase member value. Some of the suggestions the Reporting Person might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of governors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer’s articles or member control agreement or any of the other matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
a) 384,000 membership units representing 8.8% of the Issuer’s outstanding membership units.
b) 240,000 membership units are held by the Reporting Personal individually and 144,000 are held by A & E Partnership, of which the Reporting Personal is a co-partner and of which the Reporting Personal has sole voting power and equally             shares dispositive power.
c) Not Applicable.
d) Larry Altringer is a partner in A & E Partnership which owns 144,000 of the 384,000 membership units reporting herein. The Reporting Person has sole voting power and equal dispositive of the 144,000 membership units with the other partner in the partnership.
e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Larry Altringer has sole voting power as to 240,000 membership units and has sole voting and shared dispositive power as to 144,000 membership units with the other partner in A & E Partnership.
Item 7. Materials to be Filed as Exhibits
Not Applicable.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2006
Date
/s/ Larry Altringer
Signature
Larry Altringer, Director and Treasurer of the Issuer
Name/Title